UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Quarter Ended June 30, 2017

001-37968
(Commission File Number)

YATRA ONLINE, INC.
(Exact name of registrant as specified in its charter)

1101-03, 11th Floor, Tower-B,
Unitech Cyber Park,
Sector 39, Gurgaon, Haryana 122002,
India
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On August 7, 2017, Yatra Online, Inc. issued an earnings release announcing its unaudited financial and operating results for the three months ended June 30, 2017. A copy of the earnings release is attached hereto as Exhibit 99.1.

Exhibit

99.1	Earnings release of Yatra Online, Inc. dated August 7, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: August 7, 2017	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1	Earnings release of Yatra Online, Inc. dated August 7, 2017.